Statement from Bowyer Research

This statement has been submitted by Bowyer Research as part of our corporate engagement consulting work with institutional investors who are either shareholders of Procter & Gamble or include the company in their model portfolios. This includes Financial Advisors David Bahnsen of The Bahnsen Group and Rick Figueroa of Patron Partners. It was written by Issaac Willour.

Summary

The “Resolved” clause for Item No. 5 states:

Shareholders of The Procter & Gamble Company ('the Company') request that the Board of Directors commission an audit to assess the impact of the Company’s policies on non-BIPOC (Black, Indigenous and people of color) and non- Latinx/a/o/e communities. The audit may, in the Board’s discretion, be conducted by an independent and unbiased third party with input from community organizations and interest groups that speak for the needs of such communities, as well as employees, customers and other stakeholders from those communities. A report on the audit, prepared at reasonable cost and omitting confidential or proprietary information, should be publicly disclosed on the Company’s website.

The statement1 opposing this Resolution submitted by the Board of Procter and Gamble (“the Board”), contends that:

1.Procter and Gamble (P&G)’s existing “commitments and disclosures” allow shareholders to understand the effects of discrimination against non-BIPOC/Latinx populations (termed reverse discrimination by the Board).

2.P&G’s Worldwide Business Conduct Manual requires a standard of respectful and non-discriminatory behavior for employees toward one another, regardless of racial identity.

3.P&G’s product offerings benefit global customers, “regardless of their gender, race, ethnicity, ability, or sexual orientation.”

1https://www.sec.gov/ix?doc=/Archives/edgar/data/80424/000119312523220645/d436191ddef14a.htm#toc436191_25

4.P&G’s existing Equality and Inclusion (E+I) practices2 sufficiently incentivize non-discriminatory behavior in the workplace.

These assertions, however, are based on false argumentation and analysis that:

1.Misconstrues the meaning of P&G’s corporate transparency, particularly in relation to shareholders.

2.Fails to take into account the effects that such misunderstood transparency can have on workplace dynamics

3.Ignores the logical implications of P&G’s existing commitment to nondiscrimination in a way that creates unnecessary reputational risk to the company.

1.The Board’s statement misconstrues the meaning of P&G’s corporate transparency.

The Board asserts that “at P&G, we aspire to create a company where… equal access to opportunity to learn, grow, succeed, and thrive are available to everyone.” As a result of this commitment, P&G have many programs, detailed on the company’s E+I website, to ensure transparency in the impact company policies have on BIPOC/Latinx populations. And yet, the term ‘everyone’ necessarily includes all P&G employees, including workplace minorities along lines other than race, including religion, socio-economic-status, and political beliefs. As noted in the 1792 Exchange’s report3 on P&G, the Company’s “[e]mployment policies fail to protect against discrimination based on political affiliation/views and/or religion.” Should P&G’s shareholders have a right to know the effects of company policies on all workplace demographics, or merely ones for whom it is culturally in vogue to protect?

If anti-discrimination policies are to be meaningful, they must be comprehensive and remove even the possibility of discrimination falling through the cracks into corporate practice. Anything less than full transparency in workplace demographic impact is insufficient to maintain the vital relationship of trust between not merely shareholders and P&G management, but for the Company’s employees.

2 https://us.pg.com/equality-and-inclusion/

3 https://1792exchange.com/pdf/?c_id=577

2.The Board’s statement and reasoning fails to account for workplace dynamic shifts that can accompany speculations regarding workplace discrimination.

An all-too-common tendency of DEI practices, even ones that strive to be data-driven, is to promote such initiatives in profoundly racialized ways (making the workplace a safe place for people of color implying current un-safeness, etc). Such racialization is present in P&G’s E+I policies, including multiple references within its E+I outcomes document4 to “diverse-owned and led businesses” and stated goals of “invest[ing] with diverse media, agencies, and content creators.” As noted in the Alliance Defending Freedom’s report on Diversity, Equity, and Inclusion, “This approach divides employees from each other, posing a long-term threat to the health of a business, including in the areas of employee recruitment, retention, and innovation.”

These practices, coupled with the persistent lack of transparency from the Board, do more than brand a company politically—they have the potential to create resentment, polarization, and a sense of us-vs-them-ism among a company’s employees, particularly when a certain form of discrimination (what the Board has deemed ‘reverse discrimination’) is not expressly denounced and blocked within actual company policy. Furthermore, as noted within the aforementioned ADF report, “[such] requirements politicize the marketplace, by imposing de facto ideological litmus tests on third parties seeking to contract with larger companies.” P&G’s employees deserve to know that their workplace is truly free of discrimination, and employees and shareholders alike deserve to know that the company they support is taking steps to reduce actual discrimination of any kind, in keeping with the guarantees of both Title VII and IX.

3.The Board’s statement interprets P&G’s nondiscrimination commitments in a manner that creates reputational risk to the company.

The Board states that “its Worldwide Business Conduct Manual requires employees to treat other employees and external partners fairly and to not engage in unlawful discrimination.” This goal, in keeping with Title VII and IX, reflects P&G’s existing commitments to a workplace free of

4https://downloads.ctfassets.net/oggad6svuzkv/54mieKTXK01ZqbEABT2qLk/4890061ffb86bf5b64f352
6c87b925ca/P_G_E_I_Brochure_090820.pdf

any and all discrimination between/against employees. It bears asking, then, why a request for a discrimination audit elicits this response from the Board, particularly given its focus on lower-income individuals (an almost universally marginalized population)? If P&G’s workplaces are truly free of discrimination, then complying with such a request should be a mere formality marked by the presentation of largely unremarkable workplace impact data. Yet, on this issue, the Board has decided to withhold transparency and claim that such questions have been asked and answered, even as the Item 5 proposal indicates that more transparency is necessary. In the absence of guarantees regarding nondiscrimination, what are P&G shareholders supposed to believe?

Conclusion

As demonstrated in this report, the Board’s response to the proposal in Item No. 5 fails in its goal of maintaining both the existence and appearance of nondiscrimination at P&G by:

1.Misconstruing the meaning of P&G’s corporate transparency.

2.Failing to account for the workplace effects of withholding transparency on Title VII/IX-related issues.

3.Ignoring the logical implications of P&G’s existing commitment to nondiscrimination

4.Creating unnecessary reputational risk to the company.

The hyper-political world of modern business requires a trust-but-verify mindset from shareholders—P&G seems to be asking its shareholders to trust without verifying, even as programs like its Supplier Diversity initiative and the previously mentioned E+I outcomes document openly promote demographic-specific targeting. This does more than jeopardize P&G’s relationship of trust w/ shareholders—in refusing requests for transparency, it furthers the seemingly political nature of P&G’s stance, a move that can only create further controversy/reputational risk to both Board and Company.